June 28, 2006

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Valmont Industries, Inc.
Form 10-K for the fiscal year ended
December 31, 2005
Filed March 14, 2006
File # 1-31429

Dear Mr. Cash:

This letter contains Valmont Industries, Inc.’s responses to the Staff’s follow-up comment letter dated June 7, 2006 with respect to the above filing. We have included the SEC’s comment along with Valmont’s response for each comment to facilitate the review process.

Form 10-K for the year ended December 31, 2005

Note 1. Summary of Significant Accounting Policies – Principles of Consolidation, page 47

SEC Comment:

1.

We note your response to comment 2 from our previous comment letter dated April 12, 2006 and disagree with your assessment that book overdrafts should be presented as an operating activity in your statement of cash flows. To reflect your cash overdrafts as operating cash flows is, in effect, to reinstate outstanding checks as though they had not been issued. Please quantify for us the amount of cash overdrafts that you included as operating cash inflows for each period for which you presented a statement of cash flows in your 10-K, and for each period you presented a statement of cash flows in your March 31, 2006 Form 10-Q. If these amounts are material, please amend these filings; otherwise, please confirm to us that you will revise your cash flow statements in future periodic filings to present cash overdrafts as financing activities.

Valmont Response:

Bank overdrafts (i.e., a negative bank account balance resulting from the bank covering cleared checks as presented or covering rejected deposits) are required by AICPA Technical Practice Aid Technical Questions and Answers Section 1300.15 “Presentation of Cash Overdraft on Statement of Cash Flows” to be classified as a financing activity in the statement of cash flows.  We believe this technical guidance does not apply to “book” overdrafts (i.e. a positive bank balance, but a negative general ledger balance due to outstanding checks), as a financing activity has not occurred. Our overdrafts are book overdrafts. As it is inappropriate to include a negative cash balance within the financial statement line item of cash where the right of offset with other cash accounts does not exist, the negative cash balance was reclassified to a current liability, accounts payable, at the end of the reporting periods presented. Book overdrafts meet the definition of a liability in accordance with paragraphs 35-40 in SFAS Concepts Statement No. 6. According to RIA Checkpoint’s, Handbook of Accounting and Auditing (a component of a technical accounting repository that we subscribe to), these overdrafts should be classified as accounts payable. Our classification of these book overdrafts as accounts payable is appropriate in that we are simply reclassifying unsettled obligations to accounts payable and have never overdrawn our disbursement account, which would have resulted in indebtedness to the bank.

As part of our evaluation of the presentation of these overdrafts for purposes of the statement of cash flows presentation, we considered the guidance in our independent accountants’ accounting manual. This guidance indicated that, in the case of book overdrafts, it is acceptable to show the net change as either an operating or a financing cash flow activity and that the presentation is an accounting policy decision that should be applied consistently. Our independent accountants have advised us that they have discussed this issue with the Financial Accounting Standards Board (FASB) and that the FASB staff believes that it is acceptable to present the net change in book overdrafts as either an operating or financing cash flow. Presentation as an operating cash flow is acceptable based on the premise that, in the case of a book overdraft, a financing from the bank has not occurred (i.e., the bank has not extended credit as would be the case if the bank account were overdrawn). Our position is consistent with the position articulated by the FASB staff.

We believe that classifying book overdrafts as financing cash flows does not meet the criteria in paragraph 19(b) of Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows”, which defines a financing cash inflow as “proceeds from issuing bonds, mortgages, notes, and from other short- or long-term borrowing”. In a book overdraft situation, no financing (or financing cash flow) has occurred. We believe that the presentation of such book overdrafts in the statement of cash flows as operating cash flows is appropriate. In future filings, we will disclose our accounting policy related to these book overdrafts. As requested, the net change in cash overdrafts included in our statement of cash flows for the periods presented in our last 10-K and 10-Q were as follows:

Impact on
Operating
Cash Flows
Year ended December 26, 2003	(6,852)
Year ended December 25, 2004	(982)
Year ended December 31, 2005	1,911
Thirteen weeks ended March 31, 2006	2,061
Thirteen weeks ended March 25, 2005	(1,704)

***

We appreciate the Staff’s assistance in this process and would be willing to discuss with you at your earliest convenience any additional comments the Staff may have. Please call me or our legal counsel, David Hefflinger or Guy Lawson (402-341-3070), with your questions or comments.

Sincerely,
Valmont Industries, Inc.

/s/ Terry J. McClain
Terry J. McClain
Senior Vice-President and
Chief Financial Officer

Cc:	Mark Jaksich (Valmont)
J. Patrick Curry (Deloitte & Touche)
Amy Ryan (Deloitte & Touche)
David L. Hefflinger (McGrath North)
Guy Lawson (McGrath North)